UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 December 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH proposal to acquire Adbri in Australia

    Press Release
CRH proposal to acquire Adbri in Australia

CRH plc, the leading provider of building materials solutions, together with the Barro Group ("Barro" and together with CRH the "Partners") have entered into an agreement with Adbri Ltd ("Adbri" or the "Company") in relation to a potential transaction to acquire Adbri that is recommended by the Independent Board Committee (IBC) of Adbri (the "Proposal").

Adbri, formerly known as Adelaide Brighton, is a leading building materials business in Australia, listed on the Australian Securities Exchange (ASX). The Partners have submitted a non-binding offer (the "Offer") to acquire 100% of the ordinary shares of the Company for a cash price of A$3.20 per share. Adbri recently announced that its 2023 underlying EBITDA is expected to be in a range of A$310 - A$315 million and the Offer represents a multiple of approximately 9x enterprise value to expected 2023 underlying EBITDA.

Under the Proposal, CRH would partner with Barro, an Australian family-owned business and approximately 43% shareholder of Adbri. CRH currently has a 4.6% interest in the Company via a cash settled derivative and would acquire the remaining approximately 57% of Adbri's shares not owned by Barro with the intention to delist Adbri from the ASX. The Partners' Proposal is non-binding and subject to satisfactory completion of due diligence, entry into binding transaction documentation, Adbri shareholder approval through a scheme of arrangement and customary legal requirements, including relevant regulatory approvals.

As separately announced by Adbri today, the Adbri IBC has agreed to provide CRH exclusive due diligence access to progress the Proposal and intends to recommend that Adbri shareholders vote in favour of the proposed transaction, subject to entering into a binding scheme implementation deed and other customary conditions.

The agreed cash consideration of A$3.20 per share values Adbri at an equity valuation of A$2.1 billion (US$1.4 billion) on a 100% basis and values the approximately 53% of issued share capital that the Partners do not currently have an interest in and which CRH has agreed to acquire at A$1.1 billion (US$0.75 billion).

Albert Manifold, Chief Executive of CRH, said: "We are very pleased to announce this potential acquisition of Adbri in partnership with the Barro family. We have held a long-term interest in the Australian construction materials market, which has attractive attributes including stable market dynamics and positive growth prospects, similar in nature to the Southern United States and Central and Eastern Europe where we have a significant presence.

Adbri is an attractive business with quality assets that complement our core competencies in cement, concrete and aggregates. With its leading market positions in Australia, we are delighted that this opportunity has presented itself to us. It is the next logical step for CRH to expand our existing presence in Australia, where we have been operating for 15 years.

This acquisition would strongly complement our existing Australian business, creating additional opportunities for growth and development. We look forward to working with the Barro family over the coming years to enhance the long-term performance of the business, leveraging our scale, industry knowledge and technical expertise to improve long-term growth and operating performance and drive value to achieve the true potential of the business."

Contact CRH at +353 1 404 1000

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (NYSE: CRH, LSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 operating locations in 29 countries, CRH has market leadership positions in both North America and Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. A Fortune 500 company, CRH's shares are listed on the NYSE and LSE.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

Forward-Looking Statements

This document contains statements that are, or may be deemed to be, forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "believe", "continues", "is expected to", "intends to" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

This document contains statements that are, or may be deemed to be, forward-looking statements with respect to the business and future performance of CRH and certain of the plans and objectives of CRH, including but not limited to statements regarding plans and expectations in connection with the Proposal and CRH's partnership with Barro; expectations for Adbri's 2023 underlying EBITDA and the multiple of enterprise value reflected by the Proposal, plans and expectations related to completion of the transaction, including the delisting of Adbri from the ASX; and plans and expectations regarding the benefits of the proposed transaction and CRH's presence in Australia.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond CRH's control or precise estimate.

Such risks, uncertainties and other factors include, but are not limited to, economic and financial conditions, including market turbulence, high interest rates, inflation, price volatility and/or labor and materials shortages in various countries and regions where we operate; the pace of growth in the sectors in which we operate; demand for infrastructure, residential and non-residential construction and our products in our geographic markets; increased competition and its impact on prices; and increases in energy and/or raw materials costs. There are other important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties" in CRH's Report on Form 6-K regarding the results for the six-month period ended 30 June 2023, as filed with the US Securities and Exchange Commission (the "SEC"), as well as "Principal Risks and Uncertainties (Risk Factors)" in the Company's 2022 Annual Report on Form 20-F as filed with the SEC.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. CRH expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 18 December 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary